    As filed with the Securities and Exchange Commission on February 5, 1999

                                                  Registration No. 333-_________


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ______________________

                                   CMGI, INC.
             (Exact name of Registrant as Specified in its Charter)

          DELAWARE                                         04-2921333
 (State or Other Jurisdiction                     I.R.S. Employer Identification
of Incorporation or Organization)                            Number)


              100 BRICKSTONE SQUARE, ANDOVER, MASSACHUSETTS 01810
                                 (978) 684-3600
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ______________________

                               DAVID S. WETHERELL
          President, Chairman of the Board and Chief Executive Officer
                                   CMGI, Inc.
                             100 Brickstone Square
                         Andover, Massachusetts  01810
                                 (978) 684-3600
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                                with copies to:

                           WILLIAM WILLIAMS II, ESQ.
                            MARC A. RUBENSTEIN, ESQ.
                               Palmer & Dodge LLP
                               One Beacon Street
                          Boston, Massachusetts 02108
                                 (617) 573-0100
                             ______________________

        Approximate date of commencement of proposed sale to the public:

   From time to time after the effective date of this Registration Statement.
                             ______________________

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                                  Proposed               Proposed
Title of each class                           Amount               maximum               maximum                Amount of
of securities to be                            to be           offering price           aggregate             registration
registered                                 registered(1)        per share (2)            offering                  fee
                                                                                       price(1)(2)
============================================================================================================================
common stock, $0.01 par value per            1,932,560(1)          $125.75              $243,019,420               $67,560
 share...............................
==============================================================================================================================

(1) The shares of common stock being registered can be received by the holders of the Company's Series B Convertible Preferred Stock when and if they convert such Series B Convertible Preferred Stock. The number of shares of common stock included in the table is estimated based on the conversion rate of the Series B Convertible Preferred Stock in effect on February 5, 1999. As of February 5, 1999, the $50,000,000 stated value of the Series B Convertible Preferred Stock, plus an amount equal to 4% of such stated value accrued since December 22, 1998, could be converted into common stock of the Company at a conversion price of $52 per share. Accordingly, as of February 5, 1999, conversion of all 50,000 shares of the Company's Series B Convertible Preferred Stock would yield 966,280 shares of the Company's common stock. Pursuant to the requirements of the Registration Rights Agreement entered between the Company and the initial investors in the Company's Series B Convertible Preferred Stock, the number of shares of common stock being registered is twice the number of shares into which the Series B Convertible Preferred Stock could convert on February 5, 1999. The actual number of shares of common stock received upon conversion of shares of the Series B Convertible Preferred Stock may vary from this number. In addition to the shares set forth in the table, in accordance with Rule 416 this Registration Statement covers such additional indeterminate number of shares of common stock which may be issuable upon conversion of the Series B Convertible Preferred Stock to prevent dilution resulting from stock splits, stock dividends and similar transactions.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low prices for the common stock reported on the Nasdaq National Market on February 3, 1999.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 5, 1999

                             100 Brickstone Square
                          Andover, Massachusetts 01810
                                 (978) 684-3600

                                   CMGI, INC.

                                1,932,560 Shares
                                  Common Stock

                               ------------------

  Our common stock is traded on the Nasdaq National Market under the symbol "CMGI." On February 3, 1999, the last reported per share sale price of our common stock was $124.

  The shares of common stock described in this prospectus are issuable upon conversion of our Series B Convertible Preferred Stock that we sold to the selling stockholders in a private placement. These shares of common stock, when issued to the selling stockholders, will be offered by the selling stockholders named in this prospectus, which will receive all of the proceeds from any sales. We will not receive any of the proceeds from the sale of these shares. If all of the shares of the Series B Convertible Preferred Stock held by the selling stockholders were converted into shares of common stock on February 5, 1999, these shares would have converted into 966,280 shares of our common stock.

  The selling stockholders may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares. More detailed information concerning the distribution of the shares is contained in the section of this Prospectus entitled "Plan of Distribution" which begins on page 16.

  The selling stockholders will pay all brokerage fees and commissions and similar sale-related expenses. We are paying expenses relating to the registration of the shares with the Securities and Exchange Commission.

  Buying shares of our common stock involves a high degree of risk. See "Risk Factors" beginning on Page 6 of this Prospectus for a discussion of certain factors that should be considered by prospective purchasers of shares of our common stock.

                               ------------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  You should rely only on the information included in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date below.

                               ------------------


              The date of this Prospectus is __________ __, 1999.

                               TABLE OF CONTENTS

                                                                        Page
                                                                        ----
The Company............................................................   3

Where You Can Find More Information....................................   3

Recent Developments....................................................   4

Risk Factors...........................................................   6

Use of Proceeds........................................................  15

The Selling Stockholders...............................................  15

Plan of Distribution...................................................  16

Legal Matters..........................................................  19

Experts................................................................  19

                                  THE COMPANY

  We develop and operate Internet and direct marketing companies and take strategic equity positions in related businesses focused on the Internet. A more complete description of our business and its recent activities can be found in the documents described in "WHERE YOU CAN FIND MORE INFORMATION." All common share amounts referred to in this prospectus have been adjusted to reflect a two-for-one split of our common stock paid in the form of a 100% stock dividend on January 11, 1999 to common stockholders of record on December 28, 1998.


                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

  The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

     . Annual Report on Form 10-K for the year ended July 31, 1998;

     . Quarterly Report on Form 10-Q for the quarter ended October 31, 1998;

     . Current Report on Form 8-K filed with the SEC on January 7, 1999; and

     . The description of our common stock contained in our Registration
       Statement on Form 8-A, filed with the SEC on January 6, 1994.

  You may request a copy of these filings, at no cost, by writing or telephoning us using the following contact information:

                                 Catherine Taylor
                                 Director, Investor Relations
                                 CMGI, Inc.
                                 100 Brickstone Square
                                 First Floor
                                 Andover, MA 01810
                                 (978) 684-3600

          You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                              RECENT DEVELOPMENTS


     In November, 1998, we received a distribution of 169,538 shares of Amazon.com stock from CMG@Ventures II LLC, one of our subsidiaries. We sold these shares for total proceeds of $27.2 million in November, 1998. During January, 1999, we also sold 748,000 shares of Lycos, Inc. stock for total proceeds of $50.6 million. As a result of our sale of Lycos shares, during January, 1999, our ownership interest in Lycos fell below 20% of Lycos' outstanding shares. With this decline in ownership below 20%, we began accounting for our investment in Lycos as available-for-sale securities, carried at fair value, rather than under the equity method. Excluding shares attributable to profit members of CMG@Ventures I, LLC and CMG@Ventures II, LLC and shares which may be required to be sold to Lycos pursuant to employee stock option exercises, at January 31, 1999, the carrying value of our Lycos shares was approximately $786 million.

       Beginning in November, 1998, our ownership interest in Vicinity was reduced to below 50% as a result of employee stock option exercises. As such, beginning in November, 1998, we began accounting for our investment in Vicinity under the equity method of accounting, rather than the consolidation method. Prior to these events, the operating results of Vicinity were consolidated within the operating results of our investment and development segment, and the assets and liabilities of Vicinity were consolidated with those of our other majority - owned subsidiaries in our consolidated balance sheets.

       On January 4, 1999, we announced that we would exercise an option to increase our equity stake in Magnitude Network, LLC, a provider of Internet solutions for radio broadcasters. On February 2, 1999, we invested approximately $20 million to increase our legal ownership in Magnitude Network from 23% to 87%. We expect to make an additional investment of approximately $2 million by the end of February, 1999, to increase our legal ownership in Magnitude Network to 92%. We had previously invested a total of $2.5 million in Magnitude Network in July and October, 1998. Accordingly, beginning February 2, 1999, we began accounting for our investment in Magnitude Network under the consolidation method of accounting, rather than the equity method. The acquisition accounting and valuation for our investment in Magnitude Network may result in a significant portion of the investment being identified as in-process research and development, in accordance with valuation methodologies provided by the Securities and Exchange Commission, which is expected to be charged to operating results in the fourth quarter when the amount is determined.

       In December 1998, we announced the close of the @Ventures III venture capital fund. This fund has secured $212 million in capital commitments from outside investors, which will be invested in emerging Internet service and technology companies through two newly formed entities, @Ventures III L.P. and @Ventures III Foreign Fund, L.P. We do not have a direct ownership interest in either of these newly created entities, but we are entitled to 2% of the net capital gains realized by both entities. Management of these entities, including investment and sale decisions, is the responsibility of @Ventures Partners III, LLC, whose members include David S. Wetherell, our President and Chief Executive Officer, and Andrew J. Hajducky III, our Chief Financial Officer. We have committed to contribute $54 million to our newly-formed limited liability company subsidiary, CMG@Ventures III, LLC. CMG@Ventures III, LLC will take strategic positions side by side with @Ventures III L.P. We own 100% of the capital and are entitled to 80% of the net capital gains realized by CMG@Ventures III, LLC. A portion of the remaining 20% of the net capital gains realized by CMG@Ventures III, LLC is attributable to David S. Wetherell, our President and Chief Executive Officer, and Andrew J. Hajducky III, our Chief Financial Officer.

     During the second quarter of fiscal year 1999, through CMG@Ventures III, LLC, we acquired initial minority ownership interests in six Internet companies, including Ancestry.com, LinkedUp, Furniture.com, ONElist, Medical Village and NextMonet, for an aggregate total of $5,825,000. Ancestry.com is a provider of community, content and commerce resources for families via the Internet, including the Web's largest repository of searchable genealogy data. LinkedUp operates a service that allows users to create personal Web directories. Furniture.com is an e-commerce provider of a broad selection of furniture and home furnishing accessories. ONElist provides free e-mail communities via the Internet, allowing users to search for or subscribe to tens of thousands of communities on different topics or create their own community. Medical Village is an Internet community of medical professionals offering members a variety of services including access to a searchable, comprehensive healthcare industry database, communication with other members, ordering from online medical product catalogs and access to current healthcare industry news. NextMonet is developing an ecommerce site for purchasers of art, in the form of an on-line art gallery. We anticipate synergies between these strategic positions and our core businesses, including speeding technological innovation and access to markets. All of the above investments are carried at cost in our consolidated financial statements.

       Our $20 million collateralized corporate borrowing facility became payable in full on January 20, 1999. Upon its maturity, we renewed this $20 million note for another one-year period, with similar terms as the expiring note. This borrowing is secured by 762,465 of our shares of Lycos common stock. Under this agreement, we could become subject to additional collateral requirements under certain circumstances.

     On January 11, 1999, we effected a two-for-one common stock split in the form of a stock dividend. Accordingly, in future presentations, our consolidated financial statements will be retroactively adjusted for all periods presented to reflect this event.

     On January 28, 1999, Yahoo! Inc. announced it had signed an agreement to acquire GeoCities. Under the terms of the agreement, Yahoo! will issue 0.3384 shares of Yahoo! common stock for each share of GeoCities common stock. In addition, all outstanding options of GeoCities will be converted into Yahoo! options. The acquisition is subject to certain conditions, regulatory approval and approval by GeoCities' shareholders, and is expected to be completed in the second quarter of 1999. As of January 31, 1999 CMG@Ventures I, LLC held 8,267,946 shares of GeoCities and options to purchase an additional 1,000,000 GeoCities shares at a price of $0.885 per share, and CMG@Ventures II, LLC held 504,410 shares of GeoCities. We account for our combined interests in GeoCities under the equity method of accounting. The successful completion of the Yahoo! acquisition of GeoCities would result in the conversion of our GeoCities shares and options into Yahoo! shares and options, and as such, since our ownership in Yahoo! would be below 20%, we would account for our investment in Yahoo! as available-for-sale securities, carried at fair value, rather than under the equity method as currently followed for our investment in GeoCities.

     On February 2, 1999, we announced that we had signed a definitive agreement to acquire 2CAN Media, Inc., a site-focused online advertising representation firm. The transaction includes the 5 sales divisions of 2CAN Media -- Pinnacle Interactive, WebRep, ECG, MediaPlus, and Grupo NetFuerza -- and creates a combined sales staff of more than 65 professionals in 5 offices nationwide, including Los Angeles, New York, San Francisco, Chicago, and Detroit.

                                  RISK FACTORS

If you purchase shares of our common stock, you will take on financial risk. In deciding whether to invest, you should carefully consider the following factors, the information contained in this Prospectus and the other information that we have referred you to.

It is especially important to keep these risk factors in mind when you read forward-looking statements. These are statements that relate to future periods and include statements about our:

 .  expected operating results
 .  market opportunities
 .  acquisition opportunities
 .  ability to compete and
 .  stock price.

Generally, the words "anticipates," "believes," "expects," "intends" and similar
expressions identify such forward-looking statements.   Forward-looking
statements involve risks and uncertainties, and our actual results could differ materially from the results discussed in the forward-looking statements because of these and other factors.

Forward-looking statements are current only as of the date of this Prospectus. We do not have any obligation to inform you if forward-looking statements, or the circumstances they are based on, change.

We May Not Have Operating Income or Net Income in the Future

Recently we have had significant operating losses. We may never have operating income in the future. During the year ended July 31, 1998 we had an operating loss of approximately $79.0 million. During the year ended July 31, 1997 we had an operating loss of approximately $53.0 million. Similarly, during the three months ended October 31, 1998, we had an operating loss of approximately $20 million.

For the year ended July 31, 1997 we had a net loss of approximately $22.0 million. The net income for the year ended July 31, 1998 was approximately $16.5 million. We may not have net income in the future.

We May Have Problems Raising Money We Need in the Future

In recent years, our operating losses have been partially covered by profits we have made by selling some of our stock in other companies in which we invested in the past. This source of money may not be sufficient for us in the future. In the future we may need to obtain money from other sources outside our company. If we find that we need money from outside sources there is no guarantee that any of the outside sources will provide us with the needed money. In addition, even if we are able to find outside sources which will provide us with the money we need, in order to raise this money we may be required to issue securities with better rights than the rights of our common stock or we may be required to take other actions which lessen the value of our common stock, including borrowing money on terms that are not favorable to us.

Currently our Success Depends in Large Part on a Single Customer and Loss of that Customer Could Significantly Damage our Business

During the year ended July 31, 1998, a very large portion of our revenues came from a small group of our customers. During the year ended July 31, 1998, sales to our largest customer, Cisco Systems, Inc., accounted for 42% of our total operating revenues and 61% of our revenues from our fulfillment services business. Although we are always trying to sell to more customers, we think that for the foreseeable future a large portion of our operating revenues will continue to come from sales to a small number of customers. We do not have any agreements with Cisco which obligate Cisco to buy a minimum amount of products from us or to buy any particular products or services only from us instead of from our competitors. We would lose significant amounts of revenue if Cisco or any of our other major customers were to:

 .  order less from us,
 .  change to another supplier,
 . experience financial or other difficulties, or . delay paying or fail to pay amounts they owe us.

Our Future Success Depends Greatly on More People and Businesses Using the Internet in the Future.

Our future success depends greatly on more people and businesses using the Internet for advertising, marketing, providing services and conducting business in the future. Right now, commercial use of the Internet is at an early stage of development. It is unclear how popular various uses of the Internet will be in the future. People are unsure how effective advertising on the Internet is in generating business when compared to more traditional types of advertising such as print, television and radio. A further uncertainty is whether the physical networks and other products and services necessary to support increases in the number of users of the Internet will be available in the future. Because a significant portion of our business is dependent on the success of our Internet operating company subsidiaries, if commercial use of the Internet does not grow in the future for any reason our business will suffer. Furthermore, even if use of the Internet grows, people and businesses using the Internet may not be interested in our products and services.

We May Incur Significant Costs to Avoid Investment Company Status and We May Suffer Adverse Consequences If We Are Deemed an Investment Company

Certain strategic equity positions taken by us and our CMG@Ventures subsidiaries, CMG@Ventures I, LLC, CMG@Ventures II, LLC and CMG@Ventures III, LLC, in other businesses may be considered "investment securities" under the Investment Company Act of 1940. Generally, any company that owns investment securities with a value exceeding 40% of its total assets (excluding cash items and government securities) is an "investment company" subject to registration under, and compliance with, the 1940 Act unless a particular exemption or safe harbor applies. As a result of dramatic and broad-based appreciation in the market values of Internet-related businesses, the value of investment securities held by us may have exceeded the threshold under the 40% test on October 31, 1998 and at times since that date. Rule 3a-2 under the 1940 Act, however, provides that notwithstanding a company's ownership of investment securities with a value in excess of 40% of its total assets, such a company will not be deemed an investment company for a one-year period, provided that such company has a bona fide intent to be primarily engaged in a business other than that of investing or trading in securities and such intent is evidenced by (i) the company's business activities and (ii) a resolution of its Board of Directors.

Our Board of Directors has adopted such a resolution stating that we are, and intend to continue to be, primarily engaged in operating the businesses conducted by our majority and wholly-owned subsidiaries that are developing a broad array of Internet technologies and services. Our Board further directed us to reduce the percentage of our total assets comprised of investment securities to below the 40% threshold before the expiration of the one-year period under Rule 3a-2 on October 31, 1999. We may accomplish this by selling investment securities or increasing our other assets. As a result, we may be obligated to dispose of assets sooner than we otherwise would at prices which could be lower than they otherwise might be. As a result, anticipated synergies between our core businesses and disposed assets may never arise. We will also incur tax liabilities in connection with any asset dispositions. In addition, we may be forced to forego an opportunity to purchase an investment security that would be important to our core operating strategy. Accordingly, the investment security dispositions and asset purchases may harm our business and results of operations.

If we fail to comply with the requirements of Rule 3a-2 or are for any other reason deemed an investment company, we would be in violation of the 1940 Act and we would be prohibited from engaging in business or selling our securities and could be subject to civil and criminal actions for doing so. In addition, our contracts would be voidable and a court could appoint a receiver to take control of us and liquidate our business. Therefore, our failure to comply with Rule 3a-2 and our classification as an investment company for this or any other reason would harm our business and results of operations.

We Depend on Certain Important Employees and if any of Those Employees Left Our Business Would Suffer

Our performance is substantially dependent on the performance of our executive officers and other key employees, particularly David S. Wetherell, our Chairman, President and Chief Executive Officer, and Andrew J. Hajducky III, our Chief Financial Officer and Treasurer. The familiarity of these individuals with the Internet industry makes them especially valuable to our success. In addition, our future success is dependent on our ability to attract, train, retain and motivate high quality personnel, especially our management team. The loss of the services of any of our executive officers or key employees would harm our business. Our future success also depends on our continuing ability to attract, train, retain and motivate other highly qualified technical and managerial personnel. Competition for such personnel is intense and we may not be able to attract, train, retain or motivate other highly qualified technical and managerial personnel in the future.

Our Business May be Negatively Affected by Future Restrictions on the Use of "Cookies"

Our internet services use "cookies" to deliver targeted advertising and marketing, help compile demographic information about users of the Internet and limit the frequency with which a specific ad is shown to a particular Internet user. Cookies are bits of information keyed to a specific user's computer hard drive. When an Internet user browses, these bits of information are transmitted automatically to certain businesses via the Internet without the Internet user's knowledge or consent. Cookies can be removed by an Internet user at any time through the modification of the user's Internet browser settings. Due to privacy concerns, Germany has imposed laws restricting the use of cookies, and several Internet commentators, advocates and governmental bodies have suggested that the use of cookies be restricted or eliminated. In addition, certain currently available Internet browsers readily allow an Internet user to delete cookies or prevent cookies from being stored on the user's hard drive.

If the use of cookies is reduced or eliminated, the effectiveness of our ad targeting and marketing programs could be reduced. Such a reduction in the effectiveness of our products and services may lower demand for these products and services and lower the rates which we are able to charge for our advertisements.

We May be Negatively Affected by Future Government Regulation Affecting the Internet

With the exception of regulations applicable to businesses generally, we are not currently subject to direct regulation by any government agency. Due to increasing popularity and use of the Internet, however, it is possible that a number of laws may be adopted with respect to the Internet in the future, covering issues such as:

 .  user privacy,
 . pricing of goods and services offered, and . types of products and services offered.

An example of the kind of laws which may be adopted to cover use of the Internet is the Telecommunications Act of 1996. The Telecommunications Act prohibited the transmission over the Internet of certain types of information. Although the Telecommunications Act was held unconstitutional, similar laws may be enacted in the future. Other nations, including Germany, have taken similar actions to restrict the free flow of information deemed to be objectionable on the Internet. In addition, certain telecommunications carriers continue to advocate that telecommunications over the Internet should be regulated by the Federal Communications Commission in the same manner as other telecommunications services. These telecommunications carriers want to see the government eliminate the current exemption from payment of telecommunications access charges for Internet service providers.

If the government adopts any additional laws or regulations covering use of the Internet, such actions could decrease the growth of the Internet. Any such reduction in the growth of the Internet may reduce demand for our goods and services and raise the cost to us of producing our goods and services. Finally, our sales of goods and services may be reduced and the costs to us of producing these goods and services may be increased if existing U.S. state and federal laws and foreign laws governing issues such as commerce, taxation, property ownership, defamation and personal privacy are increasingly applied to the Internet.

Rapid Change in Technology and Distribution Channels Related to the Internet May Leave Us Behind If We Are Unable to Adapt

The markets for our Internet products and services are characterized by:

 .  rapidly changing technology,
 .  evolving industry standards,
 . frequent new product and service introductions, . shifting distribution channels, and
 .  changing customer demands.

Our future success will depend on our ability to adapt to this rapidly evolving marketplace. We may not be able to adequately adapt our products and services or to acquire new products and services that can compete successfully. We may not be able to establish and maintain effective distribution channels for our products and services. If we are unable to offer competitive products and services and maintain effective distribution channels, we will sell fewer products and services and lose revenue. In addition, in order for us to respond to the rapid technological changes occurring in Internet products and services, we may have to spend substantial amounts of money, and there is no guarantee that such expenditures will yield a positive investment return.

We Are Subject to Intense Competition

The market for Internet products and services is already highly competitive. Exacerbating this situation is the fact that the market for Internet products and services lacks significant barriers to entry, making it relatively easy for new businesses to enter this market. Competition in the market for Internet products and services may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with our products and services. In addition, many of our current and potential competitors have greater financial, technical, operational and marketing resources than us. We may not be able to compete successfully against these competitors in selling our goods and services. Competitive pressures may also force prices for Internet goods and services down and such price reductions likely would reduce our revenues.

Our Strategy of Expanding Our Business through Acquisitions of Other Businesses and Technologies Presents Special Risks to Us

We intend to continue to expand through the acquisition of businesses, technologies, products and services from other businesses. Recently we have acquired Accipiter, InSolutions and On-Demand Solutions. Acquisitions involve a number of special problems, including:

 .  difficulty integrating acquired technologies, operations and personnel with the existing business,
 .  diversion of management attention in connection with both negotiating the acquisitions and integrating the assets,
 .  strain on managerial and operational resources as management tries to oversee larger operations,
 .  potential issuance of securities in connection with the acquisition which securities lessen the rights of currently outstanding securities, . incurrence of additional debt,
 .  the write-off of in-process research and development of software acquisition and development costs, and
 .  the amortization of goodwill and other intangible assets.

We may not be able to successfully address these problems. Our future operating results will depend to a significant degree on our ability to successfully manage growth and integrate acquisitions. Furthermore, many of our investments are in early-stage companies, with limited operating histories and limited or no revenues. We may not be able to successfully develop these young companies.

The SEC May Require Changes In Our Accounting Practices that Adversely Affect Our Reported Results of Operations

There is currently a great deal of attention being focused on the write-off of in-process research and development of software acquisition and development costs by high technology companies. When a company acquires another business or technology the research and development and acquisition costs for the acquired software which the company writes-off are deducted from current income without reducing future income. Acquisition costs which are not immediately written off must be amortized over future periods. During the year ended July 31, 1998, we recorded in-process research and development expense of approximately $19.1 million, primarily in connection with our acquisition of Accipiter.

In September 1998, a representative of the SEC advised the American Institute of Certified Public Accountants with respect to factors to be considered in the valuation of in-process research and development for purposes of these types of acquisition write-offs. The release of this guidance presents a potential risk that we could be required to adjust some of our past write-offs of in-process research and development expenses if the SEC challenges such write-offs. We do, however, believe that our recorded in-process research and development expenses were determined in compliance with the SEC's guidance. If we are required to make any adjustments to recorded in-process research and development write-offs we may need to amortize a greater portion of our acquisition costs and this, in turn, would lower our future reported operating results. A similar risk exists that we could be required to adjust some of our previously reported results if the SEC challenges amounts previously written off by Lycos, Inc., one of the companies in which we own a minority interest.

Our Strategy of Selling Assets of, or Investments In, Our Acquired and Developed Companies Presents Certain Risks

A significant element of our business plan involves selling, in public or private offerings, certain companies or portions of the companies we have acquired and developed. Market and other conditions largely beyond our control affect:

 .  our ability to engage in such sales,
 .  the timing of such sales, and
 .  the amount of proceeds from such sales.

As a result, we may not be able to sell certain companies or portions of the companies we have acquired and developed in the future or, if we are able to sell, we may not be able to sell at favorable prices. If we are unable to sell certain portfolio companies or portions of our portfolio companies at favorable prices our future operating results and business would be harmed.

The Value of Our Business May Fluctuate Due to the Fluctuating Value of Certain Stock Assets We Hold

A portion of our assets includes the equity securities of both publicly traded and non-publicly traded companies. Such assets include a large number of shares of common stock of Lycos, Inc., GeoCities and Hollywood Entertainment Corporation, which are publicly traded companies. Fluctuations in the market price and valuations of the securities we hold in these and other companies is dependent on market and other conditions that are beyond our control. Fluctuations in the market price and valuations of the securities we hold in other companies may result in fluctuations of the market price of our stock.

Managing Our Growth Places Strains on Us

Our growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Further, as the number of our users, advertisers and other business partners grows, we will be required to manage multiple relationships with various customers, strategic partners and other third parties. These requirements will be exacerbated in the event of our further growth or in the event of further increases in the number of our strategic and sponsorship relationships. Our business systems, procedures and controls may not be adequate to support our operations in the future. If our growth continues, our management may not be able to achieve the rapid execution necessary to successfully offer our products and services and implement our business plan. Our future revenues and operating results will also depend on our ability to expand our sales and marketing organization and expand our support organization commensurate with the growth of our business and the Internet.

Our Future Success is Dependent on Our Ability to Develop and Maintain Positive Brand Name Awareness

We believe that establishing and maintaining our brand names is a crucial aspect of our effort to continue to expand our Internet business and attract new customers. We think the importance of brand name recognition will increase in the future due to the growing number of Internet companies which will need to differentiate themselves. Promotion and enhancement of our brand names will depend largely on our ability to provide consistently high-quality products and services and, if we are unable to provide high-quality products and services, the value of our brand name will suffer. If consumers do not perceive our existing products and services to be of high quality, or if we introduce new products and services or enter into new business ventures that are not favorably received by consumers, the value of the our brand names could be diminished and our business may be hurt.

We Depend on Relationships With Third Parties For Our Success

We are currently, and expect to be in the future, dependent on our relationships with a number of third parties. These relationships include arrangements relating to the creation of traffic on Internet web sites which are affiliated with us and the resulting generation of advertising and commerce-related revenue. If these affiliated web sites terminate or fail to renew their relationships with us on reasonable terms it could harm our business.

We are also dependent on relationships with advertisers, sponsors and partners. Most of these arrangements:

 . do not require minimum commitments to use our services, . are often not exclusive, and . are often short-term or may be terminated at the convenience of the other party.

There is a risk that these third parties may:

 .  not regard their relationship with us as important to their own respective businesses and operations,
 . reassess their commitment to us in the future, or . develop their own competitive services or products.

There is no assurance that the services and products of the third parties with which we deal will achieve market acceptance or commercial success. As a result there is no guarantee that our existing relationships with these parties will result in sustained or successful business partnerships or significant revenues for us.

Our Quarterly Results May Fluctuate Widely

Our operating results have fluctuated widely on a quarterly basis during the last several years, and we expect to experience significant fluctuations in future quarterly operating results. Many factors, some of which are beyond our control, have contributed to these quarterly fluctuations in the past and may do so in the future including:

 . demand for our products and services, . incurrence of costs associated with our acquisitions, sales of assets and investments,
 .  timing of sales of assets,
 . market acceptance of new products and services, . specific economic conditions in the Internet and direct marketing industries,
   and
 .  general economic conditions.

The emerging nature of commercial use of the Internet makes predictions concerning our future revenues difficult. We believe that period-to-period comparisons of our results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some future quarters our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our stock may decline.

The Price of Our Stock Has Been Volatile

The market price of our stock has been, and is likely to continue to be, volatile, experiencing wide fluctuations. Such fluctuations may be triggered by:

 .  differences between our actual or forecasted operating results and the expectations of securities analysts and investors, . announcements regarding our products, services or technologies, . announcements regarding the products, services or technologies of our competitors,
 . developments relating to our patents or proprietary rights, . specific conditions in the Internet industry, . general market conditions, and
 .  other factors.

In recent years the stock market has experienced significant price and volume fluctuations which have particularly impacted the market prices of equity securities of many companies providing Internet-related products and services. Some of these fluctuations appear unrelated or disproportionate to the operating performance of such companies. Future market movements may adversely affect the market price of our stock.

We Face Security Risks

The secure transmission of confidential information over public telecommunications facilities is a significant barrier to electronic commerce and communications on the Internet. Many factors may cause compromises or breaches of the security systems used by us or other Internet sites to protect proprietary information, including:

 . advances in computer and software functionality, or . new discoveries in the field of cryptography.

A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications. This in turn would have a negative effect on our business. A party who is able to circumvent our security measures could misappropriate our proprietary information or cause interruptions in our operations. Protecting against the threat of such security breaches or alleviating problems caused by such breaches may require us to expend significant capital and other resources. When our activities and the activities of our customers and sponsors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches may expose us to a risk of loss or litigation and possible liability. There is no guarantee that our security measures will prevent security breaches.

Our Ownership is Concentrated

David S. Wetherell, our Chairman, President and Chief Executive Officer, beneficially owned approximately 18.5% of our outstanding common stock on December 31, 1998. As a result, Mr. Wetherell possesses significant influence over us on matters including the election of our directors. The concentration of our share ownership may:

 . delay or prevent a change in our control, . impede a merger, consolidation, takeover or other business combination involving us, or
 . discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

Our Business Will Suffer if any of Our Products or Systems, or the Products or Systems of Third Parties on Whom we Rely, Fail to be Year 2000 Compliant

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies will need to update or replace their software and computer systems in order to comply with such "Year 2000" requirements. We are in the process of evaluating the Year 2000 compliance of our products and services. We are also evaluating the Year 2000 compliance of third party equipment and software that we use in both information technology and non-information technology applications in our business. Examples of non-information technology systems include our building security and voice mail systems.

Our Year 2000 project plan is coordinated by a committee that reports to senior management, as well as to our Board of Directors on a periodic basis. Our Year 2000 readiness efforts consist of the following four phases:

(1) Identification of all software products, information technology systems and non-information technology systems we offer or use. We have substantially completed this phase for our existing systems.

(2) Testing and assessment of these products and systems to determine repair or replacement requirements for each. We expect to complete this phase by May 1999 for our existing systems.

(3) Repair or replacement of products and systems, where required to achieve Year 2000 compliance. We expect to complete this phase by July 1999 for our existing business-critical systems.

(4) Creation of contingency plans in the event of Year 2000 failures. We expect that our initial contingency plan will be completed by May 1999.

To date we have incurred expenditures of approximately $800,000 in connection with identifying or evaluating Year 2000 compliance issues. Preliminary cost estimates for us to evaluate and address our Year 2000 issues for our existing business-critical systems are in the range of $4 million to $5 million. We also anticipate that we will continue to expand our business and add new systems after July 1999; particularly as our NaviSite subsidiary continues to build-out existing and add new data centers, and we expand our NaviNet network. We anticipate that readiness efforts for such new systems could continue until March 2000 and cost in the range of $500,000 to $1,000,000. There is no assurance though that our Year 2000 costs will not exceed these estimated amounts.

Our business model includes expansion through the acquisition of businesses, technologies, products and services from other businesses. As we continue to expand in this manner throughout calendar 1999, the scope and cost estimates of our Year 2000 efforts may increase substantially.

Our failure to resolve Year 2000 issues with respect to our products and services could damage our business and revenues and result in liability on our part for such failure. Our business and its prospects may be permanently affected by either the liability we incur to third parties or the negative impact on our business reputation. We also rely upon various vendors, utility companies, telecommunications service companies, delivery service companies and other service providers who are outside of our control. There is no assurance that such companies will not suffer a Year 2000 business disruption, which could harm our business and financial condition. Furthermore, if third-party equipment or software we use in our business fails to operate properly with regard to the year 2000 we may need to incur significant unanticipated expenses to remedy any such problems.

Our Success Depends on the Internet's Infrastructure

The success of commercial use of the Internet depends in large part upon the development and maintenance of the Internet's infrastructure, including the development of complementary products such as high speed modems. The number of users of the Internet and the amount of traffic on the Internet has grown significantly and it is expected they will continue to grow. To the extent the numbers of users of the Internet and the amount of traffic on the Internet continue to increase there will be greater demands placed on the Internet's infrastructure. The Internet infrastructure may not be able to support the demands placed on it by this continued growth without the performance or reliability of the Internet being decreased. Any outages or delays in services using the Internet could lower the level of Internet usage. In addition, the infrastructure and complementary products and services necessary to make the Internet a viable commercial marketplace may not develop. If usage of the Internet is curtailed due to infrastructure constraints or lack of complementary products, we expect an adverse impact on our business and revenues. Even if such infrastructure and complementary products and services do develop, there is no guarantee that the Internet will become a viable commercial marketplace for products and services such as those we offer .

The Success of Our Global Operations is Subject to Special Risks and Costs

We have begun, and intend to continue, to expand our operations outside of the United States. This foreign expansion will require significant management attention and financial resources. Our ability to expand offerings of our products and services internationally will be limited by the general acceptance of the Internet and intranets in other countries. In addition, we have only limited experience in such international activities. Accordingly, we expect to commit substantial time and development resources to customizing our products and services for selected international markets and to developing international sales and support channels. These efforts may not be successful.

International operations are subject to a number of risks and costs including:

 . customizing products and services for international markets, . multiple and conflicting regulations regarding communications, use of data and control of Internet access,
 .  longer payment cycles,
 .  unexpected changes in regulatory requirements, import and export restrictions and tariffs,
 . greater difficulty or delay in accounts receivable collection, . potentially adverse tax consequences,
 . the burden of complying with a variety of laws outside the United States, . the impact of possible recessionary environments in economies outside the
   United States,
 . the difficulty of enforcing intellectual property rights, and . political and economic instability.

As a further risk of operating internationally, we expect that our export sales will be denominated predominantly in United States dollars. An increase in the value of the United States dollar relative to other currencies could make our products and services more expensive and, therefore, potentially less competitive in international markets. As we increase our international sales, our total revenues may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.

Our Success Depends on Our Proprietary Rights and Our Ability to Protect Them

Our success depends in part on our proprietary technology and our ability to protect such technology under applicable patent, trademark, copyright and trade secret laws. We seek to protect the intellectual property rights underlying our products and services by filing applications and registrations, as appropriate, and through our agreements with our employees, suppliers, customers and partners. However, the measures we have adopted to protect our proprietary technology may not prevent infringement or misappropriation of our technology.
A further risk is introduced by the fact that many legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in the context of the Internet industry currently are not resolved.

We license certain components of our products and services from third parties. Our failure to maintain such licenses, or to find replacement components in a timely and cost effective manner, may damage our business and results of operations. From time to time we have been, and we expect to continue to be, subject to claims in the ordinary course of our business, including claims of our alleged infringement of the intellectual property rights of third parties. Any such claims could damage our business and results of operations by:

 . subjecting us to significant liability for damages, . resulting in invalidation of our proprietary rights, . being time-consuming and expensive to defend even if such claims are not meritorious, and
 .  resulting in the diversion of management time and attention.

We May Have Liability for Information Retrieved from the Internet

Because materials may be downloaded from the Internet and subsequently distributed to others, there is a potential that claims may be made against us for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of such materials.

Certain Anti-Takeover Provisions In Our Charter and Bylaws May Discourage Transactions Which Offer a Premium to Our Stockholders

Certain provisions of our Certificate of Incorporation and our By-laws may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control of us in circumstances that could give our stockholders the opportunity to realize a premium over the then prevailing market price of their stock. Such provisions may also adversely affect the market price for our stock. In addition, the classification of our Board of Directors into three classes may have the effect of delaying a change in our control.

Adjustments in the Conversion Price for Our Series B Convertible Preferred Stock May Dilute the Value of Our Common Stock

On February 5, 1999 there were 50,000 shares of our Series B Convertible Preferred Stock outstanding. Subject to certain limitations, the shares of our Series B Convertible Preferred Stock can be converted into shares of our common stock by taking the $1,000 per share stated value of such shares of Series B Convertible Preferred Stock, adding to such stated value an amount equal to 4% of such stated value per year accrued since December 22, 1998, and dividing such sum by the applicable conversion price. Until the market price trigger date, the conversion price is fixed at $52 (as adjusted for stock splits, stock dividends and similar transactions) per share. You are referred to page 16 of this Prospectus under the heading "Plan of Distribution" for more information concerning the market price trigger date.

After the market price trigger date the conversion price is the lesser of $52 per share and a market price per share which is calculated based on the market price of our common stock. Unless waived by us, the maximum number of shares of our common stock into which our Series B Convertible Preferred Stock may convert is 2,083,334. If all of the outstanding shares of our Series B Convertible Preferred Stock were converted into shares of our common stock on February 5, 1999 they would have converted into 966,280 shares of common stock. The actual number of shares of our common stock obtainable upon conversion may, however, prove to be significantly greater in the event that the trading price of our common stock falls following the market price trigger date. Purchasers of our common stock could therefore experience substantial dilution in the value of their investment upon conversion of shares of our Series B Convertible Preferred Stock. The shares of our Series B Convertible Preferred Stock are not registered under the Securities Act of 1933 and may not be sold until registered or unless sold in accordance with an applicable exemption from registration.
The shares of our common stock into which our Series B Convertible Preferred Stock may be converted are being registered pursuant to this registration statement.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

                            THE SELLING STOCKHOLDERS

    The selling stockholders are investors in our Series B Convertible Preferred Stock. The shares of our common stock offered hereby are issuable to the selling stockholders upon conversion of shares of our Series B Convertible Preferred Stock held by such selling stockholders. As of February 5, 1999, the 50,000 shares of our outstanding Series B Convertible Preferred Stock would convert into 966,280 shares of our common stock. Pursuant to the requirements of the Registration Rights Agreement entered between us and the selling stockholders the number of shares of our common stock being registered is twice the number of shares into which the shares of Series B Convertible Preferred Stock held by the selling stockholders could convert on February 5, 1999. The following table sets forth the name and number of shares of our common stock beneficially owned by each selling stockholder as of February 5, 1999, all of which may be offered pursuant to this Prospectus, based on the conversion ratio for the Series B Convertible Preferred Stock in effect on February 5, 1999.
Such number of shares may be higher or lower due to accrued interest at a rate of 4% on the stated value of the Series B Convertible Preferred Stock from February 5, 1999 though the actual date of conversion, the floating rate conversion price at which the shares of our Series B Convertible Preferred Stock are convertible into shares of our common stock following a market price trigger event and as a result of stock splits, stock dividends and similar transactions. Each person has sole voting and investment power with respect to the shares set forth in the table. The table has been prepared on the basis of the information furnished to us by or on behalf of the selling stockholders. As of February 1, 1999, there were approximately 46,650,345 shares of our common stock outstanding.

                                                   Number of Shares
                                                  Beneficially Owned
                                          Prior to the Offering, All of Which
Selling Stockholder                           are Being Offered Hereby(1)
-------------------                           --------------------------

RGC International Investors, LDC(2)(3)                 676,396
RGC Investments II, L.P.(2)                            289,884

(1) All of the shares are shares of our common stock issuable upon conversion of shares of our Series B Convertible Preferred Stock. The actual number of shares of our common stock offered hereby and included in the registration statement of which this prospectus is a part includes, pursuant to Rule 416 under the Securities Act, such additional number of shares of common stock as may be issued or issuable upon conversion of shares of the Series B Convertible Preferred Stock to prevent dilution resulting from stock splits, stock dividends and similar transactions.

Pursuant to the terms of our Series B Convertible Preferred Stock, the shares of Series B Convertible Preferred Stock are convertible by a holder of such stock only to the extent that the number of shares of our common stock issuable upon such conversion, together with the number of shares of common stock already owned by such holder and its affiliates (but not including shares of our common stock underlying unconverted shares of our Series B Convertible Preferred Stock held by such holder and its affiliates) would not exceed 4.9% of all of our then outstanding common stock.

(2) The Investment Manager of both of RGC International Investors, LDC and RGC Investments II, L.P. is Rose Glen Capital Management, L.P.

(3) William H. Berkman, a member of our Board of Directors, is a partner in an entity that has a passive limited partnership interest in the majority shareholder of RGC International Investors, LDC. Mr. Berkman's interest represents less than 1% of the limited partnership interests in such shareholder.

                              PLAN OF DISTRIBUTION

     We previously issued 50,000 shares of our Series B Convertible Preferred Stock to the selling stockholders in a private offering in exchange for $50 million. This Prospectus relates to the offer and sale of the shares of our common stock to be received by such selling stockholders when and if they convert their shares of Series B Convertible Preferred Stock. The shares of common stock offered hereby may be sold from time to time by the selling stockholders, or by their pledgees, donees, distributees, transferees or other successors-in-interest.

Terms of the Series B Convertible Preferred Stock

     The following is a brief description of some of the terms of our Series B Convertible Preferred Stock. For a more detailed description of the rights and preferences of our Series B Convertible Preferred Stock prospective investors are directed to the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock which has been filed with the Secretary of State of the State of Delaware and which is filed as an exhibit to this Registration Statement.

     Subject to certain limitations, the shares of our Series B Convertible Preferred Stock can be converted into shares of our common stock by taking the $1,000 per share stated value of such shares of Series B Convertible Preferred Stock, adding to such stated value an amount equal to 4% of such stated value per year accrued since December 22, 1998, and dividing such sum by the applicable conversion price. Until the market price trigger date, the conversion price is fixed at $52 per share, subject to adjustment for stock splits, stock dividends and similar transactions. After the market price trigger date the conversion price is the lesser of $52 per share (as adjusted for stock splits, stock dividends and similar transactions) and a price per share which is calculated based on the market price of our common stock. The market price trigger date is the earliest to occur of:

     .  December 22, 1999,
     . the date we announce that we intend to merge or consolidate with another corporation (other than a merger in which we are the surviving corporation and our capital stock remains unchanged) or sell or transfer substantially all of our assets,
     . the date any person announces a tender offer to purchase 50% or more of our common stock (or any other takeover scheme),
     . the date there is a material adverse change in our business, assets or financial condition,
     . the occurrence of a mandatory redemption event, or . our notifying the Series B Preferred Stockholders that we are exercising our right to redeem their shares in connection with a public offering resulting in proceeds to us of at least $150,000,000.

     Unless waived by us, the maximum number of shares of our common stock into which our Series B Convertible Preferred Stock may convert is 2,083,334. Subject to extension for certain reasons, the Series B Convertible Preferred Stock automatically converts into common stock on December 22, 2000.

     Given that a market price trigger date had not occurred as of February 5, 1999, the shares of Series B Convertible Preferred Stock held by the selling stockholders could convert, as of such date, into 966,280 shares of our common stock. This estimate is for illustrative purposes only. The actual number of shares of common stock issued or issuable upon conversion of the Series B Convertible Preferred Stock is subject to adjustment and could be materially more or less than the estimated amount depending on factors beyond our control, such as the future price of our common stock.

     Upon the occurrence of certain specified events, the holders of 50% of our Series B Convertible Preferred Stock may elect to have us redeem their shares at a premium to their purchase price. These events include:

     . Failure by us to issue shares of our common stock upon conversion of shares of our Series B Preferred Stock;
     . Failure by us to transfer to the converting stockholders stock certificates for shares of our common stock upon conversion of shares of our Series B Preferred Stock; and

     . Failure by us to keep the specified number of shares of our common stock reserved for issuance upon conversion of shares of our Series B Preferred Stock.

     The occurrence of other specified events results in a mandatory redemption by us of the shares of Series B Convertible Preferred Stock at a premium even without the election of the holders of our Series B Preferred Stock. These mandatory redemption events include our making an assignment for the benefit of our creditors or our bankruptcy, insolvency, reorganization or liquidation. Finally, in specified situations we have the right to redeem the shares of Series B Convertible Preferred Stock at our election.

     In the event of our liquidation, dissolution or winding up, the holders of our Series B Convertible Preferred Stock shall receive a liquidation preference on an equal priority with any pari passu securities. The liquidation preference for the Series B Convertible Preferred Stock is equal to the $1,000 per share stated value of the Series B Preferred Stock plus an amount equal to 4% of such stated value per year accrued for the period beginning on December 22, 1998 and ending on the distribution date for such liquidation preference. In certain specified events the liquidation preference is higher.

     The Series B Convertible Preferred Stock does not bear any dividends. As long as any Series B Convertible Preferred Stock is outstanding, we are restricted in our ability to pay dividends or distributions on, or redeem, any of our securities which are junior to the Series B Convertible Preferred Stock.

Manner of Distribution of Common Stock Acquired Upon Conversion of Series B Convertible Preferred Stock

     The selling stockholders or their respective pledgees, donees, transferees or other successors in interest may sell the shares offered hereby from time to time in one or more transactions (which may involve block transactions) on the Nasdaq National Market or on such other market on which our common stock may from time to time be trading, in privately-negotiated transactions, through the writing of options on the shares, short sales or any combination thereof. The sale price to the public may be the market price for our common stock prevailing at the time of sale, a price related to such prevailing market price, at negotiated prices or such other price as the selling stockholders determine from time to time. The shares may also be sold pursuant to Rule 144 under the Securities Act. The selling stockholders shall have the sole discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

     The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any part of the shares offered hereby will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

     The selling stockholders, alternatively, may sell all or any part of the shares offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

     To the extent required, we will amend or supplement this Prospectus to disclose material arrangements regarding the plan of distribution.

     To comply with the securities laws of certain jurisdictions, the shares offered by this Prospectus may need to be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the shares of common stock covered by this Prospectus may be limited in its ability to engage in market activities with respect to such shares. The selling stockholder, for example, will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under it, including, without limitation, Regulation M, which provisions may restrict certain activities of the selling stockholders and limit the timing of purchases and sales of any shares of common stock by the selling stockholder. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. The foregoing may affect the marketability of the shares offered by this Prospectus.

     We have agreed to pay certain expenses of the offering and issuance of the shares covered by this prospectus, including the printing, legal and accounting expenses we incur and the registration and filing fees imposed by the SEC or the Nasdaq National Market. We have also agreed to indemnify the selling stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. We will not pay brokerage commissions or taxes associated with sales by the selling stockholders.

     The selling stockholders have agreed to suspend sales upon notification that certain actions, such as amending or supplementing this Prospectus, are required in order to comply with federal or state securities laws.

                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts, our counsel, is giving us an opinion on the validity of the shares of our Common Stock covered by this Prospectus. William Williams II, a partner of Palmer & Dodge LLP, is our assistant secretary, owns 12,000 shares of our common stock and is the sole trustee of a trust for the benefit of Mr. Wetherell's children, which trust holds 446,400 shares of our common stock.

                                    EXPERTS

     The consolidated financial statements of CMGI, Inc. as of July 31, 1998 and 1997, and for each of the years in the three-year period ended July 31, 1998 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Expenses in connection with the offering of the Shares will be borne by the registrant and are estimated as follows:

          SEC Registration Fee...........   $67,560.00 (1)
          Legal fees and expenses........   $15,000.00 (2)
          Accounting fees and expenses...   $ 5,000.00
                                            ----------
               Total.....................   $87,560.00

(1) Pursuant to Rule 457(c) promulgated by the Commission under the Securities Act, the registration fee was calculated based upon the average of the high and low price per share of the Company's Common Stock, as reported by the Nasdaq National Market, on February 3, 1999, and the conversion ratio in effect on that date.

(2) Excludes legal fees incurred in connection with the offering of the Series B Convertible Preferred Stock.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law grants the Registrant the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided, however, no indemnification shall be made in connection with any proceeding brought by or in the right of the Registrant where the person involved is adjudged to be liable to the Registrant except to the extent approved by a court. Article VII of the Registrant's Restated By-laws provides that the Registrant shall, to the fullest extent permitted by applicable law, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving at the written request of the Registrant, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided for in Article VII is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons. Article VII also provides that the Registrant shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant, as a director, trustee, partner, officer employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against and incurred by such person in any such capacity.

     Pursuant to Section 102(b)(7) of the Delaware General Corporation Laws, Article EIGHTH of the Registrant's Restated Certificate of Incorporation eliminates a director's personal liability for monetary damages to the Registrant and its stockholders for breaches of fiduciary duty as a director, except in circumstances involving a breach of a director's duty of loyalty to the Registrant or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

     The Registrant maintains an insurance policy on behalf of itself and its subsidiaries, and on behalf of the Directors and officers thereof, covering certain liabilities which may arise as a result of the actions of the Directors and officers.

     The Registrant has entered into agreements with all of its Directors affirming the Registrant's obligation to indemnify them to the fullest extent permitted by law and providing various other protections.

ITEM 16.  EXHIBITS

     See Exhibit Index immediately following the signature page hereof.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Andover, the Commonwealth of Massachusetts, on February 5, 1999.

                                      CMGI, INC.

                                      By  /s/ Andrew J. Hajducky III
                                          ----------------------------
                                          Andrew J. Hajducky III, CPA
                                          Chief Financial Officer and Treasurer


                               POWER OF ATTORNEY

          We, the undersigned officers and directors of CMGI, Inc., hereby severally constitute and appoint David S. Wetherell and Andrew J. Hajducky III, and each of them singly, our true and lawful attorneys, with full power to them in any and all capacities, to sign any amendments to this Registration Statement on Form S-3 (including any Pre- and Post-Effective Amendments), and any related Rule 462(b) registration statement or amendment thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of February 5, 1999.

SIGNATURE                            TITLE
---------                            -----

David S. Wetherell                   President, Chairman of the Board and
------------------------------       Chief Executive Officer
David S. Wetherell                   (Principal Executive Officer)

/s/ Andrew J. Hajducky III           Chief Financial Officer and Treasurer
-------------------------------      (Principal Financial Officer and
Andrew J. Hajducky III, CPA          Principal Accounting Officer)

William H. Berkman                     Director
-------------------------------
William H. Berkman

Craig D. Goldman                       Director
-------------------------------
Craig D. Goldman

John A. McMullen                       Director
-------------------------------
John A. McMullen

Robert J. Ranalli                      Director
-------------------------------
Robert J. Ranalli

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT
  NO.                    DESCRIPTION
-------                  -----------

 4.1 Restated Certificate of Incorporation of the Registrant, as amended through and including the filing of the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock. Incorporated by Reference to Exhibit 99.3 to the Current Report on Form 8-K filed with the SEC on January 7, 1999.

 4.2 Restated By-Laws. Filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-1, filed on November 10, 1993 (No. 33-71518), and incorporated herein by reference.

 4.3 Registration Rights Agreement, dated December 21, 1998, by and among the Company and RGC International Investors, LDC and RGC Investments II, L.P. Incorporated by Reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the SEC on January 7, 1999.

 5.1      Opinion of Palmer & Dodge LLP.  Filed herewith.

 23.1 Consent of KPMG Peat Marwick LLP, independent accountants to the registrant. Filed herewith.

 23.2     Consent of Palmer & Dodge LLP (contained in Exhibit 5.1).

 24.1 Power of Attorney (included on the signature page of this Registration Statement).